Exhibit 4.46

AGREEMENT

FOR THE DEVELOPMENT OF A PROOF-OF-PRINCIPLE

AUTOMATED TABLET ENCAPSULATING MACHINE

Made on	2nd March 2005

Project number	TABWRAP - Capri

Issue A

Author:	Stephen Lee	Date:	1st March 2005

BioProgress Technology Ltd

Hostmoor Avenue

March

Cambridgeshire

PE15 0AX

COMPANY CONFIDENTIAL

1	INTRODUCTION

GB Innomech has a unique blend of expertise that closely compliments the requirements of this project. These include conceptual design, development of new production processes, integration of new and existing plant, and innovation of unique solutions, which are reliable, safe and easy to use and maintain. We can provide a turnkey solution from design, (hardware and software), through integration and assembly to installation, commissioning and on into full production, including complete documentation, all handled by our in-house engineering team.

We have extensive experience in providing equipment for many industries and have chosen to apply the procedures and practices used when supplying the pharmaceutical industry to all projects. This has resulted in the development of procedures and project management systems which ensure the equipment will work reliably and to specification for applications such as that of your Tablet Encapsulation requirement. Indeed, it is worth noting that we are registered BS ISO 9001:2000 and TickIT for our management systems. We are confident that our offering will provide BioProgess with the best results and optimum benefits associated with a thoroughly considered and comprehensive solution.

1.1	Project Scope

Because of the significant level of development involved in this project the parties have agreed to break the total job down into smaller parts to make it easier to manage and control. This Agreement therefore comprises a staged estimate covering the various activities associated with the complete design, manufacture, supply and commissioning of a Proof-of-Principle automated Tablet Encapsulation Machine in accordance with the initial User Requirement Specification (URS) produced by BioProgress.

As progress is made through each of the project stages, the work content of the subsequent stages becomes clear and enables the parties to accurately determine and agree the costs prior to each stage commencing. The estimate therefore includes a fixed price for stages 1 - 4 and shows our best estimates for the subsequent stages, based on detailed analysis of the initial version of the URS. Although, only estimates, they are expected to be reasonably accurate and they will be reviewed and binding quotations agreed prior to commencement of each stage as they arise.

The project is also divided into two phases each representing a variant of the machine as it moves through the development process, with each phase comprising a group of stages, as follows;

Phase	1: A three lane version of the machine comprising stages 1 to 11 of the quotation.

Phase	2: The full twenty-one lane machine comprising stages 11 to 16 of the quotation.

The details of the content and the deliverables of each of the stages are shown in section 6.

COMPANY CONFIDENTIAL

2	ISSUE HISTORY

Issue	Change Description	Author	Date
A	Initial Issue	Stephen Lee	02/03/05

3	CONTENTS

1		INTRODUCTION	2

	1.1	PROJECT SCOPE	2

2		ISSUE HISTORY	3

		CONTENTS	3

4		SUMMARY	5

	4.1	REFERENCES	5
	4.2	DEFINITIONS	5

5		MACHINE OVERVIEW	6

6		PROJECT BREAKDOWN	6

	6.1	STAGE 1: PROJECT DEFINITION - PHASE 1	6
	6.2	STAGE 2: EXPERIMENTATION	6
	6.3	STAGE 3: MECHANICAL FUNCTIONAL DESIGN (TO RUN IN PARALLEL WITH STAGE 2)	6
	6.4	STAGE 4: CONTROL SYSTEM FUNCTIONAL DESIGN (TO RUN IN PARALLEL WITH STAGE 3)	7
	6.5	STAGE 5: MECHANICAL DETAIL DESIGN AND RELEASE TO MANUFACTURE	7
	6.6	STAGE 6: DETAILED CONTROL AND ELECTRICAL DESIGN PLUS CODING	7
	6.7	STAGE 7: PROCUREMENT (TO OVERLAP WITH STAGE 5)	7
	6.8	STAGE 8: ASSEMBLY	8
	6.9	STAGE 9: INTEGRATION	8
	6.10	STAGE 10: DEVELOPMENT (SOME OVERLAP WITH STAGE 9)	8
	6.11	STAGE 11: RELEASE TO PHASE 2	8
	6.12	STAGE 12: PROCUREMENT - PHASE 2 (TO OVERLAP WITH STAGE 10)	8
	6.13	STAGE 13: ASSEMBLY	8
	6.14	STAGE 14: INTEGRATION	9
	6.15	STAGE 15: DEVELOPMENT (SOME OVERLAP WITH STAGE 9)	9
	6.16	STAGE 16: DELIVER AND SAT	9

7		PERFORMANCE SPECIFICATION	9

8		PROJECT MANAGEMENT	10

9		PRICES AND TIMESCALES	10

	9.1	PRICES	10
	9.2	VALIDITY	11
	9.3	PAYMENT STAGES	11
	9.4	DELIVERY	11
	9.5	EXPENSES	12

COMPANY CONFIDENTIAL

	9.6	CANCELLATION	12
	9.7	EQUIPMENT TO BE SUPPLIED	13
	9.8	ITEMS NOT INCLUDED	13
	9.9	SCOPE AND CHANGE CONTROL	13
	9.10	DOCUMENTATION	14

10		INTELLECTUAL PROPERTY RIGHTS	15

11		MAINTENANCE	15

12		WARRANTY	15

13		RISK AND TITLE	16

14		FORCE MAJEURE	17

15		CONFIDENTIALITY	17

16		GENERAL	18

COMPANY CONFIDENTIAL

4	SUMMARY

This Agreement is made on 2nd March 2005 and sets out the initial terms which have been agreed between GB Innomech (“GBI” or “we”) and BioProgess Technology Ltd (“BPT” or “you”) (whose respective addresses are set out on the front sheet.) It outlines a design proposal for an automated Tablet Encapsulation Machine and provides prices and time scales for the development of the system. Upon signature by the parties, this document will form the basis of the contractual agreement between GBI and BPT and the terms set out herein shall be binding on each party unless and until superseded by a fuller legal agreement.

The proposed design is intended to meet the requirements and performance specifications as described in the User Requirements Specification.

To ensure safe operation, the system will be designed and inspected in accordance with all relevant European Union health and safety regulations. This will enable the complete system to be taken through EMC and safety certification. The machine will be built to comply with GAMP 4 guidelines and when completed will be ready for the validation process.

4.1	References

Ref.	Full Document Title	Reference	Produced By
1	User Requirement Specification (URS)	TBA	BPT/GBI
2	Factory Acceptance Test (FAT)	TBA	BPT/GBI
3	Functional Design Specification (FDS)	QAEVD02	GBI

Each of the above is subject to final; approval and sign off by BPT

4.2	Definitions

In this Agreement, unless the context otherwise requires

“FMECA” means Failure Mode and Effect and Criticality Analysis

“____” means general arrangement of the equipment

“GAMP 4” means Good Automated Manufacturing Processes referenced to International Society of Pharmaceutical Engineers

“HDS” means hardware design specification “IQ” means Installation Qualification

“OQ” means Operational Qualification

“PQ” means Process Qualification

“SAT” means Site Acceptance Test

“SDS” means software design specification

“URS” means, until the agreement of the final User Requirement Specification, the initial User Requirement Specification, developed by BPT prior to the date hereof.

“CAD” means computer aided design, including graphical representations and finite element analyses.

COMPANY CONFIDENTIAL

5	MACHINE OVERVIEW

The machine will be a Proof-of-Principle development system of a method of encapsulating tablets with an HPMC film. It will comprise two rotating drums with pockets for retaining the tablets. A small dose of glue will be applied to the tablet using inkjet printing technology and the film will be applied, heated, vacuum formed around the tablet and cut by lasers. This process is then repeated for the opposite side of the tablet and the seam where the two coatings overlap will then be ‘ironed’ to improve bonding and appearance.

The initial version of the machine will have 3 lanes of pockets and when the size, shape and other design criteria are successfully achieved then a final 21-lane version will be completed.

6	PROJECT BREAKDOWN

The parties have agreed to divide the project down into smaller parts to make it easier to manage and control. Below are the breaks and the work content of each stage as currently agreed. As much of GBI’s focus will be on maintaining good progress, it is agreed that on some occasions these stages will overlap, with the prior agreement of BPT. The Parties have also grouped some of the stages to assist with identifying significant milestones and payment points. These are shown in section 9.

6.1	Stage 1: Project Definition - Phase 1

a) Review of concepts

b) Project planning

c) Review risks

d) Determine main areas of investigation needed to minimise risk

e) Discussions with key suppliers on feasibility of process and selection of probable partners

f) Agree URS

Deliverables;

Revised URS

Project Timing Plan

Quotation and agreement (this document) approved and signed. (Note: price for stages 1 through

4 agreed and authorised at £170,000).

First release of FMECA

6.2 Stage 2: Experimentation

a) Define experiments needed to prove concepts

b) Build and/or organize suitable methods and means to test and prove the suitability and capability of the concepts.

c) Work in conjunction with suppliers

d) Review results and practical implementation

Deliverables;

Written test reports

Confirmation by physical demonstration or through analytical means (i.e calculation, CAD models), of key processes

Written report identifying critical process and machined design parameters from experiments.

6.3 Stage 3: Mechanical Functional Design (to run in parallel with stage 2)

a) Layout machine

b) Fully investigate in 3D design of risk areas in parallel with experiments

COMPANY CONFIDENTIAL

c) Produce 3D design of machine and main structure

d) Complete FDS

e) FMECA review

f) Revise GA if required

Deliverables;

Machine G A – 1st release

Functional Design Specification

Mechanical FMECA – 2nd review

Process FMECA – 2nd review

Firm quotation for stages 5-7 and 8-10

6.4 Stage 4: Control System Functional Design (to run in parallel with stage 3)

a) Layout control system and block diagram

b) Define hardware and software

c) Define interfaces

d) Complete control system HDS

e) Create first draft of SDS

f) FMECA review

g) Revise specifications if required

Deliverables;

Hardware Design Specification

Software Design Specification

Software FMECA – 2nd review

6.5 Stage 5: Mechanical Detail Design and release to manufacture

a) Complete G A for all parts

b) Detail parts and issue for manufacture

Deliverables;

G A – final release

Detailed drawings made available for review if requested by BPT

Parts List

6.6 Stage 6: Detailed Control and Electrical Design plus coding

a) First issue of SDS

b) Create control software for modules required for first trials

c) Create software for User Interface

d) Circuit diagrams

Deliverables;

Software Design Specification

User interface review

Circuit Diagrams – 1st issue

Draft FAT and SAT qualification document for phases 1 and 2.

6.7 Stage 7: Procurement (to overlap with stage 5)

a) Create full parts list (including all specified sourced items)

b) Order all parts for scheduled build (and test requirements)

COMPANY CONFIDENTIAL

Deliverables;

Confirmation of order and delivery of parts and effect (if any) on Project Timing Plan

6.8 Stage 8: Assembly

a) Assemble hardware and electrical equipment

Deliverables;

Assembly inspection

6.9 Stage 9: Integration

a) Integrate hardware software and bought out equipment

b) Modify code and hardware as required during development

Deliverables;

Agreed FAT and SAT qualification document for phases 1 and 2

Machine ready for in-house testing

6.10 Stage 10: Development (some overlap with stage 9)

a) Run machine

b) Evaluate

c) Re-design as required to achieve reliable phase 1 machine

d) FMECA review

Deliverables;

Successful completion of Phase 1 FAT

Firm quotation for stages 11 & 12 and 13 - 15

6.11 Stage 11: Release to Phase 2

Deliverables;

Revised G A

6.12 Stage 12: Procurement - Phase 2 (to overlap with stage 10)

a) Create full parts list (including all specified sourced items)

b) Order all parts for scheduled build (and test requirements)

Deliverables;

Confirmation of order and delivery of parts and effect (if any) on Project Timing Plan

6.13 Stage 13: Assembly

a) Assemble hardware and electrical equipment

Deliverables;

Assembly inspection

COMPANY CONFIDENTIAL

6.14 Stage 14: Integration

a) Integrate hardware software and bought out equipment

b) Modify code and hardware as required during development

Deliverables;

Machine ready for in-house testing

6.15 Stage 15: Development (some overlap with stage 9)

a) Run machine

b) Evaluate

c) Re-design as required to achieve reliable phase 2 machine

d) FMECA review

Deliverables;

Successful completion of Phase 2 FAT

Comment: Firm quotation for stage 16

6.16 Stage 16: Deliver and SAT

a) Ship and install

b) Complete installation SAT

c) Documentation completed

Deliverables;

Delivery of Machine

IQ

OQ

Machine ready for process development and validation

Work by GBI on each stage (or where previously agreed by BPT group of stages) shall only be commenced when expressly authorized in writing by BPT following agreement of the detailed specifications for the deliverables, timescale, milestones fixed price and payment stages for the relevant stage as appropriate;

7	PERFORMANCE SPECIFICATION

The machine will perform and handle product as per the initial URS. Changes may be required once the final version of the URS has been established at the completion of stage 1. The parties will, so soon as practicable agree full OQ and PQ documentation, in accordance, in the case of PQ, with a detailed brief produced by BPT, which shall form part of the eventual FAT and, together with IQ, the SAT test protocol. GBI will make such modifications to the machine during the course of design and/or assembly as may be necessary to ensure that the machine complies with the URS, the PQ and OQ

Upon completion of the manufacture of the machine, GBI shall carry out a FAT on the principles to be agreed in detail prior to the commencement of Stage 7. The purpose of this trial shall be primarily to determine that the machine is compliant with the URS, PQ and OQ Upon satisfactory completion of the FAT, GBI shall deliver a written certification that the machine has passed the FAT and fully meets the URS and the detailed standards agreed. BPT shall work with GBI and observe such FAT. It is understood that all defects in materials, workmanship and design for relevant compliance requirements which may be identified as a result of the FAT will be corrected GBI prior to the issue of the certificate of compliance unless specifically directed to the contrary by BPT.

COMPANY CONFIDENTIAL

Upon completion of the installation of the machine, GBI shall carry out a SAT on the principles agreed in detail prior to the commencement of Stage 7 in the presence of and with the co-operation of BPT. Upon satisfactory completion of the SAT, GBI shall deliver a written certification that the machine has passed the SAT and fully meets the URS and the detailed standards agreed.

In the event that BPT reasonably believes that the SAT identifies areas of non-conformity with the URS and/or the detailed SAT principles agreed, BPT shall itemize those areas in which the machine has failed to perform acceptably. GBI shall acknowledge such list and, save in the case of bona fide dispute, in which case the provisions set out below shall apply, shall inform BPT in writing as to how and when the non-conformity will be corrected. GBI agrees that such corrections shall be carried out with all reasonable dispatch and at no additional cost to BPT. BPT shall have the right to withhold payment of any outstanding funds due in relation to the project until such time as the machine has fully complied with the URS. Upon completion of the corrections by GBI, GBI shall notify BPT of the same and the SAT shall again be conducted in its entirety should BPT elect to do so. Where BPT does not elect to repeat the SAT or to refer any dispute as to compliance pursuant to dispute resolution within 14 days of such notification, the machine shall be deemed accepted and any sums withheld in respect thereof shall be due and payable.

In the event that the parties are unable to agree whether or not the machine has performed acceptably in accordance with the URS and /or the detailed SAT principles agreed, or whether any machine has any prefect in workmanship or materials, the matter may be referred at the insistance of either party to such person as may be appointed by agreement between them, or in default of agreement, nominated on the application of either party to the President for the time being of the Institution of Mechanical Engineers in London (the “Expert”). Such person shall act as an expert and not as an arbitrator and shall be entitled to appoint such technical expert or experts as he considers necessary to assist him in determining the matter referred to him. The decision of the Expert (which shall be given by him in writing stating his reasons) shall, in the absence of manifest error, be final and binding on the parties hereto. Each party shall provide the Expert with such information as he may reasonably require for the purposes of his determination. If any party claims any such information to be confidential to it, then, provided that in the opinion of the Expert that party has properly claimed the same as confidential, the Expert shall not disclose the same to the other party or to any third party. The costs of the Expert (including the cost of any technical experts appointed by him) shall be borne in such proportions as the Expert may determine to be fair and reasonable in all the circumstances or, if no such determination is made by the Expert by the parties hereto, in equal proportions.

8	PROJECT MANAGEMENT

_______ will assign a project manager to the project. The project manager will develop the Quality Plan and Project Plan for this project for approval by BPT and oversee their implementation. The project manager will keep BPT informed of the progress of the project via regular project meetings and updated project plans at least once per month. BPT will be invited to participate in risk and design reviews at key stages of the project.

9	PRICES AND TIMESCALES

9.1	Prices

GBI shall provide to BPT, upon request, full cost breakdowns of the initial estimates and subsequent firm quotations produced by GBI for any stage requested and shall provide such further detail and explanation as BPT may request.

COMPANY CONFIDENTIAL

To provide the equipment as outlined:

Stages 1	£25,000
Stages 2, 3 & 4	£145,000
Stages 5, 6 & 7	£590,000
Stages 8, 9 & 10	£175,000
Stages 11 & 12	£365,000
Stages 13, 14 & 15	£135,000
Stages 16	£35,000
Project Total	£1,470,000

The prices shown are exclusive of VAT, packing and shipping charges.

9.2	Validity

Stages 1 to 4; prices are fixed and agreed.

Validity of the subsequent stages will be agreed at the time of quoting the individual stages. Quotations shall be valid for 3 months from the date of the quotation.

9.3	Payment stages

A. For all stages except those identified B. below.

GBI’s standard payment requirements for a staged project of this nature are 50% of the project stage (or group of stages) is payable with order (or amendment) and the balance on satisfactory completion of the stage(s).

B. For stages where significant external purchases are to be made.

GBI shall propose for acceptance an invoicing schedule which will be structured and timed in accordance with delivery and payment terms of the bought-out equipment and as far as possible will be planned to be ‘cash neutral’ The payment for each stage will, however, contain a retention of 15% which will be released only on acceptance by BPT that the stage has been satisfactorily completed.

Payments will be invoiced to BPT upon the dates (or achievement of the relevant milestone as the case may be) agreed and shall be payable within 30 days of receipt of a correct invoice in respect of the payment concerned.

If BPT shall fail to pay any amounts specified under this Agreement by the due date thereof, the amount ________ shall bear interest from the due date until paid at 4% (four per cent) over the base rate of Barclays Bank plc from the due date until paid. Where any amount is subject to a bona fide dispute, BPT shall be entitled to withhold the sums in dispute only pending resolution of the dispute but, in the event that it is found or agreed that such sums were properly payable, interest shall be due thereon (or upon such amount as was properly payable) from the original due date until the date of payment.

9.4	Delivery

Due to the experimental nature of this project, the timing for the delivery of each stage as set out in the timing plan in appendix A, is an estimate only but such estimate has been prepared to the best of GBI’s knowledge and experience.

The precise and binding delivery date for each stage (or group of stages) shall be agreed prior to commencement of the relevant stage(s). If any stage is not completed, to the reasonable satisfaction of BPT by the relevant agreed date (provided that such delays are not due to an event of force majeure or delays by BPT in providing any materials for which it is responsible, or the failure of third party suppliers, for reasons beyond the reasonable control of GBI, to supply special tooling or bought in materials, or any agreed change pursuant to clause 9.9 below then GBI will be deemed to be in default of the agreement.

COMPANY CONFIDENTIAL

9.5	Expenses

All expenses associated with attending the machine away from GBI’s premises other than for installation, commissioning or warranty purposes will be charged extra, unless previously agreed otherwise. This includes travelling, accommodation and general out-of-pocket expenditure such as meals etc. Payments will be made in accordance with the agreed costs set-forth below.

Time spent on site and travelling to and from the installation site nominated by BPT (other than for installation, commissioning or warranty purposes), will be charged at GBI’s then standard rate depending on the level of engineering resource required.

GBI Standard Expenses

Travel:

By car within the UK charged at 0.40 GBP per mile.

Car hire: By prior agreement (UK and overseas)

By Train - Standard fare

By Air - Economy ticket for short haul flights. Optional Business class for long haul flights subject to prior agreement.

Accommodation :

Reasonable Motels and Hotels up to 3 star rating typically. Maximum of 100.00 GBP (or the equivalent in the relevant currency) per night including breakfast unless agreed otherwise.

Meals and snacks: As required but supported by receipts.

For all above expenses a surcharge of 10% will be applied for as a contribution to administration costs upto a maximum of £50 per item.

9.6	Cancellation

BPT shall, have the right to terminate this Agreement prior to the completion of any Stage if

a) if the quotation is more than 15% greater than the original estimate or the quoted delivery of the stage is more than one week later than the estimated delivery of that stage or

b) GBI shall fail satisfactorily to complete such Stage within 2 weeks following the agreed date for such completion or

c) if GBI is otherwise in breach of any of its obligations hereunder and, if capable of remedy, fails to remedy the same within 28 days of receipt of notice specifying the nature of such breach and the steps required to remedy it, or

d) GBI shall become insolvent or have a receiver, administrator or administrative receiver appointed over all or any part of its assets, or enter into liquidation or winding up (other than a bona fide solvent winding up for the purposes of amalgamation or reconstruction).

Cancellation of the project by BPT within any stage for any reason will result in all the costs incurred by GB Innomech up to the date of cancellation (demonstrated on an open book basis) being paid in full (but without any mark up or profit element) (up to and not exceeding the full order price for the Stage.)

This will also include costs associated with terminating the project such as;

The cost of all goods delivered which are non-returnable

Cancellation charges for products, components or assemblies on order

Cancellation charges for any sub-contract work

Restocking charges for returnable items

COMPANY CONFIDENTIAL

Where the cancellation by BPT for any reason other than those set out above there will also be a surcharge of 20% of the full order value for the stage of the project in progress but the total of costs incurred together with such surcharge shall not exceed the full order value of the stage.

GBI shall have the right to terminate this Agreement if:

a) BPT shall fail to provide any information or other materials which it has agreed to provide and which are reasonably required for GBI to carry out its duties hereunder and BPT shall have failed to remedy such default within 28 days of notice specifying the materials concerned.

b) BPT shall fail to pay any sum due (save in the case of bona fide dispute or any permitted retention deduction or set off) within 28 days of the due date or

c) BPT shall become insolvent or have a receiver, administrator or administrative receiver appointed over all or any part of its assets, or enter into liquidation or winding up (other than a bona fide solvent winding up for the purposes of amalgamation or reconstruction).

Upon termination of this agreement however occuring GBI shall provide such assistance (for a period not to exceed 6 months) as BPT may reasonably request in transferring the design and manufacture of the Machine to BPT or to a third party such assistance shall be at GBI’s expense save where the termination is by reason of default by BPT in which case such assistance shall be at GBI’s then standard rates, the parties shall co-operate fully and in good faith to agree on a termination plan and to implement the same which shall specify such measures as are necessary to ensure an orderly transfer of the design, manufacture and test of the machine to BPT or such other person as BPT may nominate and that there is no substantial disruption of the supply of the machine to BPT. GBI shall deliver up (or procure that any subcontractors which may have been appointed with the consent of BPT to deliver up) to BPT any existing parts or elements of the tabwrap machine and plans and/or design materials in respect of the TABWRAP™ machine together with all dies or tooling either paid for by BPT or which are designed or adapted only for use in respect of the TABWRAP™ machine without further charge to BPT. GBI shall not have any lien or security interest in any such parts, elements, plans, design materials, dies or tooling.

9.7 Equipment to be supplied

•	Completion of Stage 11; 3-lane development machine without guarding and any non-essential functions (e.g. Cutter, Shredder etc.)

•	Completion of Stage 15; 21-lane fully functional version of the above machine ready for validation with all necessary guarding and ancillary equipment.

9.8 Items not included

The supply of the following consumable items is not included in the price.

•	Tablets

•	HPMC Film

•	Glue

9.9 Scope and Change Control

The initial timings and prices for the project set out herein reflect the initial URS. With the exception of the fixed price for stages 1 to 4, firm quotations and timings will be agreed by the parties as set out in Clause 9.4 above on the basis of the final URS and Project Timing Plan agreed during Stage 1 prior to the commencement of each Stage or group of Stages.

COMPANY CONFIDENTIAL

BPT reserves the right, on reasonable notice, to change the URS to meet specific customer needs subject to the change control procedure set out in this clause 9.9. The parties further recognize that modifications to the URS may be required by law or regulation, particularly those relating to the safety of the machine or any products produced thereby. All modifications shall be addressed in accordance with the procedure below:-

If BPT requires a change in the URS BPT shall notify GBI in writing specifying in as much detail as practicable the nature of such change or improvement. Upon receipt of such notification, the following procedure shall come into effect:

i) GBI will consider the impact on the design and production of the machine (or on the relevant Stage) of the change or improvement proposed, the requirement for any additional development work, tooling and/or equipment, the effect on the Project Timing Plan and the potential effect on the price and/or timing of the relevant Stage and/or the machine and shall, as soon as practicable, and in any event within 7 days, prepare and deliver to BPT a report specifying in reasonable detail the additional costs likely to be incurred, its estimate of the effect of such change or improvement on the timing for the stage and, if applicable, why it considers that its ability to provide the machine pursuant to this Agreement may be adversely affected;

ii) GBI shall discuss the proposed change or improvement with BPT which may withdraw its proposal or make such changes as it deems expedient to its proposal in the light of GBI’s comments and GBI shall then, if so required, provide a firm quotation of the effect of the change on the price for the relevant Stage and/or the Project;

iii) within 7 days of receipt of such quotation, BPT shall either (a) accept the proposal in which case the parties shall sign a memorandum recording the change to the URS and the resulting change to the price for the relevant Stage and /or the Project (which shall be binding upon the parties) and the timing for the stage, or (b) withdraw its request;

No change to the URS shall be implemented without the agreement of both parties recorded in writing

GBI shall also use reasonable endeavors to devise and propose improvements in the equipment which shall be dealt with in accordance with this clause 9.9.

9.10 Documentation

The following documentation will be supplied by GB Innomech:

•	Estimate

•	Quotations

•	Factory Acceptance Test Document

•	Functional Design Specification

•	Hardware Design Specification

•	Software Design Specification

•	Reviewed FMECA documents

•	Basic Operation Instructions

•	Machine assembly drawings

•	Control Circuits (including but not limited to pneumatic, vacuum and wiring diagrams)

•	Software control diagrams (ladder or functional block preferred)

•	Parts lists with supplier & part codes and descriptions identified

•	Supplier manuals for all bought-out items delivered

•	Machine software licences

•	Valid Insurance certificates

The following documentation is required by GB Innomech:

•	User Requirement Specification

All documents created by GB Innomech will be supplied in one of the following formats:

•	Word (.doc)

•	Excel (.xls)

•	Adobe Acrobat (.pdf)

COMPANY CONFIDENTIAL

10	INTELLECTUAL PROPERTY RIGHTS

GBI acknowledges that its appointment hereunder is as a subcontractor of BPT commissioned to design and produce the machine for and on behalf of BPT and that any and all intellectual property rights which may arise in relation to such machine shall vest in and at all times remain the property of BPT. GBI shall, forthwith upon request, provide to BPT all drawings and designs resulting from its work hereunder and shall not have or purport to exercise any right of retention or lien in relation to such drawings or designs or, save as expressly provided below, the machine or any element thereof.

GBI acknowledges that all rights in and to the XGEL® and TABWRAP™ system intellectual property shall, as between the parties, vest entirely in BPT and GBI hereby expressly disclaims and waives any claim to such intellectual property currently existing and/or developed by BPT or any affiliate of BPT in the future and undertakes to assign any such intellectual property to BPT forthwith upon request.

To the extent that any improvements in such intellectual property are developed by GBI, GBI shall grant to BPT a fully paid royalty free irrevocable license to use such improvements. Where such improvements are not severable from the XGEL™ or TABWRAP™ system intellectual property (as appropriate), such license shall be exclusive in the fields covered by such intellectual property.

GBI further acknowledges that it shall not at any time seek to make use of the XGEL® or the TABWRAP™ system intellectual property on its own account other than as expressly set out herein nor supply nor enter into any arrangement to supply any third party with TABWRAP™ equipment or provide parts or servicing therefor without the prior written consent of BPT.

11	MAINTENANCE

This machine is intended for experimental and development use but the equipment will be designed using known quality parts for a 5 year minimum maintenance life. Components used will be chosen from suppliers who keep them in stock for immediate delivery. Where possible, the design will remove the need for regular preventative maintenance.

Cleaning details and frequency are to be agreed prior to SAT.

12	WARRANTY

12.1 GBI shall perform its services with all due care, skill and diligence using that degree of skill and ____ ordinarily exercised and consistent with generally accepted practices. GBI shall be responsible for __ professional quality, technical accuracy, completeness and co-ordination of all reports, designs, drawings, plans, models, information, specifications and any other items and services to the extent furnished by GBI under these Heads of Terms.

12.2 GBI warrants

12.2.1 that the machine and all other goods, articles, material and work produced pursuant to this Agreement will conform with the URS and that the machine supplied hereunder shall at the time of delivery comply with all applicable EMC and GAMP 4 standards and any other statutes, regulations, codes of practice or other legal requirements applicable to the production of pharmaceutical products and/or the operation of production machinery in relation thereto.

12.2.2 that at the time of delivery and for the period of one year from the date of the issue of the relevant site acceptance certificate (the “Warranty Period”), the machine shall be free from defects in materials or workmanship; and

12.2.3 that, save in relation to the use of the TABWRAP™ System or XGEL™ film in the manner and for the purposes instructed by BPT (for which no warranty is given by GBI), neither the design or construction of the machine nor its use for the purposes intended nor any other materials produced by GBI hereunder shall infringe the intellectual property rights of any third party.

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12.3 GBI shall repair, replace or make good without cost to BPT any defects or faults arising during the Warranty Period resulting from imperfect or defective work or materials furnished by GBI provided that such defects or faults are reported to GBI in writing within 45 (forty five) days of the date of discovery of such defect and provided that GBI is permitted access to inspect the equipment concerned. Acceptance or use of any machine by BPT shall not constitute a waiver of any claim under this warranty. Such warranty obligation shall also apply to any items not furnished by GBI even if specified by BPT unless, prior to fitting or utilizing the same, GBI have drawn BPT’s attention in writing to the likely occurrence of the problem in question and BPT shall, nonetheless have instructed GBI to fit or use the item. For the avoidance of doubt, BPT shall have the full and unfettered right to assign the benefit of such warranty to any subsequent owner, save that for warranty outside the UK, GBI will be entitled to recover any additional travel charges and to re-negotiate clause 12.8.

12.4 The warranty set out above shall not apply to:

12.4.1 any defect caused other than by faulty materials or workmanship (by either GBI or its suppliers) or caused by accident, misuse, negligence, lack of reasonable maintenance, incorrect fitting, storage or alteration by any person other than GBI.

12.4.2 any high wear or consumable part or material replaced as part of normal maintenance.

12.5 In respect of any claim by an unaffiliated third party (“Third Party Claim”), relating to any machine supplied by GBI to BPT, GBI shall indemnify, defend and hold BPT harmless from and against any and all claims, demands, losses, liabilities, damages, costs and expenses (including the cost of settlement, reasonable legal and accounting fees and any other expenses for investigating or defending any actions or threatened actions) directly arising out of or directly resulting from any such Third Party Claim involving either.

12.5.1 death or bodily injury actually or allegedly arising out or resulting from the use of the machine, where such use of the machine was in accordance with its intended use save if and to the extent that such injury arose solely by reason of any defect in the TABWRAP™ System or XGEL™ Film when properly used in accordance with the instructions of BPT which could not reasonably have been discovered by GBI using proper skill and care, during the course of the design construction and commissioning of the relevant machine.

12.5.2 infringement of the intellectual property rights of any third party, save where such infringement is caused solely by the use of the TABWRAP™ System or XGEL™ Film in the manner and for the purposes instructed by BPT.

12.6 Save as provided to the contrary in this clause 12 , GBI shall on no account be liable to BPT for indirect, incidental, consequential, special, exemplary or punitive damages arising from or relating to any each of this Agreement or for lost profits arising from or relating to any breach of this Agreement regardless of any notice of such damages.

12.7 With effect from the date of delivery of the machine delivered as part of the Project and for not less than six years thereafter, GBI shall maintain product and public liability insurance in respect of the machines produced hereunder with minimum limits of £1 million per occurrence and £10 million in aggregate in any year with a reputable insurance company. GBI shall provide BPT with a copy of the certificate of such insurance in evidence of the payment premiums therefor promptly upon request.

12.8 GBI will respond to warranty requests received by phone, fax or E-mail within 1 working day and aim to carry out site visits within 3 days.

12.9 Any on site work required within the Warranty Period but which is not directly attributable to a fault in the part or workmanship will be charged at the prevailing rates.

13	RISK AND TITLE

13.1 Unless otherwise mutually agreed in writing, risk in the machine shall not pass to BPT until the completion of the installation and commissioning of the machine and the successful completion of the SAT

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13.2 GBI shall, at all times until risk in the machine passes to BPT, keep such machine insured against all standard risks for its full replacement value. In the event that there is a partial or total loss of such machine (including a total write off for insurance purposes) prior to risk passing, BPT shall have the right, at its sole option to cancel the order for the machine or to require GBI to build and supply a replacement. GBI shall (unless BPT shall have elected to cancel by notice in writing) use all reasonable endeavors to replace the lost or damaged items without delay at its own expense and shall apply the proceeds of any insurance for such purpose. Where BPT shall elect to cancel the order, GBI shall procure that the proceeds of any applicable insurance shall be paid to BPT to the extent of any and all sums previously paid by BPT in respect of the relevant machine under this Agreement.

13.3 Title to the machine shall pass BPT upon delivery of the machine by GBI to the site nominated for its installation by BPT. If, at any time, either party shall cancel this Agreement during the course of production but prior to the delivery of the machine, title to such machine shall pass to BPT upon payment by BPT of the cancellation fees set out in Clause 9.6 and, upon receipt of such payment, GBI shall deliver to BPT, the machine or such elements of the machine or other deliverables as were in existence at the date of cancellation in the condition in which they were at such date.

13.4 BPT will advise GBI of any disposal of the machine and details of the subsequent owner.

14	FORCE MAJEURE

14.1 Neither party shall be in breach of this Agreement if there is any total or partial failure of performance by it of its obligations under this Agreement which results from causes beyond its reasonable control including (but not limited to) fires, strikes (of its own or other employees), war, insurrection or riots, embargoes, container shortages, wrecks or delays in transportation, inability to obtain supplies, raw materials or requirements or regulations of any civil or military authority (“an Event of Force Majeure”).

14.2 Each of the parties agrees to give notice to the other immediately upon becoming aware of any Event of Force Majeure, such notice to contain details of the circumstances giving rise to the Event of Force Majeure and specifying the period for which it is estimated that it will continue.

14.3 The operation of this Agreement shall continue during the period in which an Event of Force Majeure continues to have effect except to the extent that such operation is restricted or prevented by such Event of Force Majeure. Immediately upon the Event of Force Majeure ceasing to have effect, the party relying on it shall notify the other in writing accordingly.

14.4 If a default due to an Event of Force Majeure shall continue for more than 10 weeks, the party not in default shall be entitled to terminate this Agreement. Neither party shall have any liability to the other in respect of the termination of this Agreement as a result of an Event of Force Majeure.

15	CONFIDENTIALITY

15.1 An existing confidentialty agreement, dated 26th November 2004, (the “Confidentiality Agreement”) exists between the two parties and the clauses expressly written herein serve to supplement such agreement. Each of the parties undertakes to the other that it will:-

15.1.1 keep confidential all information (written or oral) concerning the business or affairs of the other parties that it shall obtain or receive as a result of the discussions leading up to, or the entering into this Agreement or in the course of it except that which is trivial or obvious, already in its possession prior to the commencement of such discussions, or in the public domain other than as a result of a breach of this clause;

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15.1.2 use information covered by this clause 15 only for the purpose of exploiting its rights and fulfilling its obligations under this Agreement; and

15.1.3 take all reasonable steps as shall from time to time be necessary to ensure compliance with the provisions of this clause by its officers, employees, agents and sub-contractors.

15.2 Notwithstanding anything contained elsewhere in this Agreement, the provisions of this clause 15 shall remain in effect if and when this Agreement is terminated or expires.

16	GENERAL

16.1 This Agreement supersedes all prior agreements, arrangements, and undertakings (whether express or implied) between the parties (other than the Confidentiality Agreement), and constitutes the tire agreement between the parties relating to the subject matter of this Agreement to the exclusion of terms and representations whether express or implied, written or oral (save in the case of fraudulent misrepresentation).

16.2 No addition to or modification of this Agreement or any of its provisions shall be binding upon the parties unless made by written instrument signed by a duly authorised representative of each of the parties. Any such written instrument shall form part of and is deemed to be incorporated into This Agreement.

16.3 The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of the balance of this Agreement.

16.4 Termination of this Agreement, however occurring, shall not affect any rights or liabilities of either party which have accrued prior to such termination, nor shall it prevent the continuation in force or coming into force of any provision which is expressed or intended to continue or come into force upon termination.

16.5 Each party hereto is an independent contractor and is not an agent, employee or legal representative of the other and persons engaged by each of them shall not be employees, legal representatives or agents of the other party.

16.6 Any right or remedy of any party in respect of a breach of any provision of this Agreement or otherwise arising in connection with this Agreement shall be in addition to and without prejudice to all other rights and remedies and the exercise of or failure to exercise any such right or remedy shall not constitute a waiver of that or of any other rights or remedies and shall not prejudice its further exercise nor the exercise of any other right or remedy. A party seeking to waive any right or remedy shall give notice of waiver in writing signed by a duly authorised representative of that party to the other party.

16.7 Any notice to be given under this Agreement shall be in writing and shall be delivered by hand or sent by pre-paid first class post or by facsimile (such facsimile transmission notice to be confirmed by letter posted within twelve hours) to the address of the other party set out in this Agreement or notified under the provisions of this clause 16.7 Any such notice shall be effective notice when actually received.

16.8 Any notice shall be deemed to have been received.

16.8.1	if delivered by hand, on the date of delivery;

16.8.2 if sent by pre-paid air mail post at the end of the fourth Business Day after posting, including the day of posting if a Business Day;

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16.8.3 if sent by facsimile on the expiration of 12 hours after dispatch or on commencement of the Business Day following dispatch, whichever is the later, provided that a letter of confirmation was posted within 12 hours.

16.9 This Agreement shall be governed by and construed in accordance with English law and the parties submit to the non-exclusive jurisdiction of the English Courts.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year written above.

SIGNED by David Beale, Managing Director	)	/s/ David Beale

for and on behalf of	)

G B INNOMECH LIMITED	)

Date:	)

SIGNED by Graham Hind, Chief Executive Officer	)	/s/ Graham Hind

for and on behalf of	)

BIOPROGRESS TECHNOLOGY LIMITED	)

Date:	)

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APPENDIX A; PROJECT TIMING PLAN

		Duration	START W/C	FINISH W/C
2 Phase 1	Machine	190 days
3 Stage 1	- Project Definition		24th Jan	7th Feb
11 Stage 2	- Experimentation		14th Feb	28th March
13 Stage 3	- Mechanical Functional Design		14th Feb	4th April
28 Stage 4	- Control System Functional Design	21 days	7th March	4th April
35 Stage 5	- Mechanical Detail Design	44 days	4th April	6th June
__ Stage 6	- Control System Detail Design	45 days	4th April	6th June
54 Stage 7	- Procurement	80 days	21st March	11th July
69 Stage 8	- Assembly	91 days	21st March	22nd Aug
79 Stage 9	- Integration	30 days	8th Aug	19th Sept
82 Stage 10	- Development	22 days	19th Sept	17th Oct

90 Phase 2	Machine	76 days
91 Stage 11	- Phase 2 Scale-Up	15 days	24th Oct	7th Nov
101 Stage 12	- Procurement (to be pre-ordered)	1 day	24th Oct
116 Stage 13	- Assembly	30 days	15th Nov	19th Dec
126 Stage 14	- Integration	15 days	26th Dec	9th Jan
129 Stage 15	- Development	16 days	9th Jan	6th Feb
137 Stage 16	- Delivery & Installation	8 days	6th Feb	13th Feb